FOR IMMEDIATE RELEASE
        NOVEMBER 21, 1996

                                           Media Contact:  Robert Fort
                                           (757) 629-2714

        NS EXTENDS CONRAIL TENDER OFFER

        NORFOLK, VA    Norfolk Southern Corporation (NYSE: NSC) today
        announced that it is extending its previously announced tender offer for shares of Conrail. The tender offer has been extended through 12:00 midnight, New York City time, on Monday, December 16, 1996. Norfolk Southern continues to offer $110 cash per share for all shares of Conrail. According to the depositary for the Norfolk Southern tender offer, approximately 1.4 million Conrail shares had been tendered and not withdrawn pursuant to Norfolk Southern's offer as of the afternoon of November 21.

             Regarding the announcement concerning CSX's purchase today of Conrail shares under the CSX offer, Norfolk Southern said the response to the CSX offer clearly demonstrates that most holders of Conrail stock want $110 cash per share, the price Norfolk Southern continues to offer. Unfortunately for Conrail stockholders, CSX is willing to make this payment only for up to 40 percent of the outstanding shares.

                                  -- MORE --

             To preserve their opportunity to receive the best price for all their shares, Conrail stockholders need to vote against Conrail's proposal to opt out of the Pennsylvania fair value statute. Norfolk Southern intends to take every step necessary to convince Conrail stockholders to vote against the opt-out proposal.

             In view of CSX's purchase of 19.9% of the Conrail shares, Norfolk Southern indicated that no purpose would be served by seeking expedited review by the Third Circuit Court of Appeals of the decision not to enjoin CSX's purchase. While the closing of the CSX offer has made the need for an expedited review unnecessary, Norfolk Southern continues to pursue on the merits its lawsuit against Conrail and CSX.

             Based on advice received from federal regulatory agencies, Norfolk Southern confirmed that the two regulatory conditions to its offer have been satisfied. As a result, the only major conditions that remain to be satisfied are those requiring action by Conrail's board of directors.

                                      ###


        World Wide Web Site - http://www.nscorp.com